UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

July 3, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

On July 3, 2011, D. Medical Industries Ltd. (the "Company") has entered into an addendum (the "Addendum") to the sale agreement between the Company and Shai Sapir Investments Ltd. ("Shai Sapir "), dated June 1, 2011 (the "Original Agreement"). Pursuant to the Original Agreement, the Company had to transfer its holdings in NextGen Biomed Ltd. ("NextGen") to Shai Sapir, by June 30, 2011, in exchange for NIS 5.5 Million (approximately US$ 1.6 Million) in cash, subject to certain adjustments (the "Consideration Amount"). Pursuant to the Addendum, among others, the Consideration amount will be paid to the Company in 3 installemnts by July 31, 2011, and the Company's holdings in NextGen will be held by a trustee until the full payment of the Consideration Amount to the Company. The Addendum was approved by the Company's board of directors on July 3, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer